UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 27, 2015

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   No [X]      Yes

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      No [X]      Yes

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Press Release

Play LA Inc. announces that it has reached a settlement with SecureOne Corporation ( formerly NFC Data Inc. ) on the claim the company filed against SecureOne Corporation in The Eastern Caribbean Supreme Court in The High Court of Justice Virgin Islands. Play LA Inc., SecureOne Corporation and it’s shareholders, have entered into a Settlement Agreement which ends all outstanding disputes between them. The terms of the Settlement Agreement provide for a settlement payment by Play LA Inc. to SecureOne Corporation and it’s shareholders. The terms of the Settlement Agreement are confidential.

Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

EX-99.1	Play LA Inc. Reaches Settlement with SecureOne Corporation

99.1 Press release

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: November 27th, 2015	By:	/s/ David Hallonquist
David Hallonquist
Chief Executive Officer